Filed by Neurologix, Inc.
                                            Subject Company - Change Technology
                                                  Partners, Inc.
                                            Filed pursuant to Rule 425 under the
                                                  Securities Act of 1933
                                            SEC File No. : 000-13347


                                Neurologix, Inc.
                                One Bridge Plaza
                               Fort Lee, NJ 07024

                                 August 22, 2003



Dear Stockholders:

          Neurologix, Inc., a Delaware corporation ("Neurologix"), is providing notice to inform you that as of August 13, 2003, the stockholders of Neurologix approved the resolutions attached hereto as Exhibit A approving the merger of Neurologix with Change Technology Partners, Inc., a Delaware corporation ("CTPI").

          CTPI recently sold its sole operating subsidiary. Currently, the assets of CTPI primarily consist of cash and cash equivalents.

          Under the terms of the merger agreement, a newly-formed subsidiary of CTPI would merge with and into Neurologix, and Neurologix would survive as a wholly-owned subsidiary of CTPI. All Neurologix securities issued and outstanding as of the closing date will be exchanged for the right to receive a certain number of shares of CTPI common stock. The exact number of shares of CTPI common stock to be issued at closing will depend on CTPI's cash and cash equivalents, liabilities and contractual commitments as of the closing date. It is currently expected that upon completion of the merger CTPI's shareholders would retain approximately thirty-two percent of the outstanding voting capital stock of CTPI on a fully-diluted basis. The proposed stock-for-stock transaction is subject to the approval of CTPI's stockholders and is intended to qualify as a tax-free reorganization.

          The merger transaction is expected to close in the fourth quarter of 2003.

          Neurologix understands that in connection with the proposed transaction, CTPI intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement under the Securities Act of 1933, as amended, that contains a prospectus and proxy solicitation statement for CTPI's stockholders. Because those documents will contain important information, you are urged to read them, if and when they become available. When filed with the SEC, they will be available without charge at the SEC's website, www.sec.gov, and you will receive information at an appropriate time on how to obtain transaction-related documents without charge from CTPI. Those documents will describe how your Neurologix securities will be converted into CTPI securities in accordance with the terms of the merger agreement, as well as your appraisal rights under Section 262 of the Delaware General Corporation Law if you do not wish to convert your shares of Neurologix capital stock.

          This notice is provided pursuant to Section 228(e) of the Delaware General Corporation Law.

          This is only a notice. You are not requested to, nor do you need to, take any action with regard to this notice.

          This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.


Very truly yours,


Mark Hoffman
Secretary

                                    Exhibit A

                           Resolutions Adopted by the
                       Stockholders of Neurologix, Inc. on
                                 August 13, 2003


Approval of Merger and Related Transactions
-------------------------------------------

          NOW, THEREFORE, BE IT RESOLVED that the Agreement and Plan of Merger, by and among the Company, CTP/N Merger Corp., a Delaware corporation ("MergerCo"), and Change Technology Partners, Inc., a Delaware corporation and the parent corporation of MergerCo ("CTP") (the "Merger Agreement"), in the form attached hereto, whereby, among other things, (i) MergerCo shall merge with and into the Company, with the Company being the surviving corporation (the "Merger"), and (ii) all of the Company's shares of capital stock outstanding immediately prior to the Merger shall upon consummation of the Merger be converted into shares of CTP's common stock, par value $.001 per share, in accordance with the terms of the Merger Agreement, hereby is approved and adopted.

          RESOLVED FURTHER that all of the transactions contemplated by the Merger Agreement, including, without limitation, the Merger, hereby are approved and adopted.